

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 7, 2017

<u>Via E-mail</u>
Meenal A. Sethna
Executive Vice President and Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

> **Re: Littelfuse, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-20388**

Dear Ms. Sethna:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>General</u>

1.   On pages 3-4, you identify customers for each of your segments. We are aware of publicly available information indicating that several of these customers operate in Sudan and/or Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   You state on page 3 that Huawei is a customer of your Electronics segment. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

ITEM 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations - 2015 compared with 2014

4.   We note your disclosure of the change in your sales revenue excluding currency effects. This disclosure appears to be based on a non-GAAP financial measure. Please revise future filings to provide a reconciliation of sales excluding the effects of currency and describe the process for calculating the currency effects. Refer to question 104.06 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016. We also note similar disclosures in your discussion of segment information and geographical sales.

5.   As a related matter, we note that you present gross profit and operating expenses excluding the impact of certain charges, which are non-GAAP measures. If you elect to present these or similar non-GAAP measures in future filings, please revise your presentations to identify the measures as non-GAAP, and provide the reconciliations and other disclosures required by Item 10(e) of Regulation S-K.

ITEM 7A: Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rates, page 31

6.   Revise future filings to provide the quantitative disclosures about your foreign exchange risk using one of the options outlined in Item 305(a) of Regulation S-K. In addition, describe to us the netting and offsetting intercompany account management techniques you use to reduce your known foreign currency exposures. Please include examples to demonstrate the techniques.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery